SCHEDULE B

BY-LAWS OF NEW BAYTEX

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

BAYTEX ENERGY CORP.

CONTENTS

Article                                                                      Subject

One                                                                      Interpretation
Two                                                                     Business of Baytex
Three                                                                   Directors
Four                                                                     Committees
Five                                                                      Protection of Directors and Officers
Six                                                                         Shares
Seven                                                                   Dividends
Eight                                                                    Meetings of Shareholders
Nine                                                                     Notices
Ten                                                                      Effective Date and Repeal

IT IS HEREBY ENACTED as By-law No. 1 of Baytex Energy Corp. ("Baytex") as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In the by-laws of Baytex, unless the context otherwise requires:

(a)	"Act" means the Business Corporations Act (Alberta), and any statute that may be substituted therefor, as from time to time amended;

(b)	"articles" means the articles attached to the Certificate of Incorpration of Baytex as from time to time amended or restated;

(c)	"board" means the board of directors of Baytex;

(d)	"by-laws" means this by-law and all other by-laws of Baytex from time to time in force and effect;

(e)	"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

(f)
"recorded address" means, in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of Baytex; and

(g)	"signing officer" means any person authorized to sign any document on behalf of Baytex pursuant to these by-laws or by a resolution of the board.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.2	Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern.

1.3	Headings

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.

1.4	Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

ARTICLE 2

BUSINESS OF BAYTEX

2.1	Corporate Seal

The corporate seal of Baytex, if any, shall be in such form as the board may from time to time by resolution approve.

2.2	Financial Year

The financial year of Baytex shall end on such date in each year as the board may from time to time by resolution determine.

2.3	Execution of Instruments

Agreements, contracts, deeds, transfers, assignments, obligations, certificates and other instruments may be signed on behalf of Baytex by two directors or officers of Baytex.  In addition, the board may from time to time direct the manner in which and the person or persons by whom any instrument or instruments may or shall be signed.  Any signing officer may affix the corporate seal to any instrument requiring the same.

2.4	Banking Arrangements

The banking business of Baytex including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.5 Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by Baytex.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights.  In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.6	Insider Trading Reports and Other Filings

Any one officer or director of Baytex may execute and file on behalf of Baytex insider trading reports and other filings of any nature whatsoever required under applicable corporate or securities laws.

ARTICLE 3

DIRECTORS

3.1	Number of Directors

Subject to the limitation and requirements provided in the articles, the number of directors of Baytex shall be determined from time to time by resolution of the shareholders or the board.

3.2	Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chairman of the board, the chief executive officer or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons.  Notice of each meeting of the board shall be given in the manner provided in the Act to each director not less than 24 hours before the time when the meeting is to be held, provided that, if a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders.  Notice of a meeting of the board may be given verbally, in writing or by electronic means, telephone or any other means of communication.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act.  Notwithstanding the foregoing, the board may from time to time by resolution fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case, provided that a copy of any such resolution is sent to each director forthwith after being passed and forthwith after each director's appointment, no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.

Notice of any meeting of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director verbally at a meeting of the board, in writing or by electronic means to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a director at any meeting of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.3	Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.  A director who attends a meeting of directors, in person or by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, is deemed to have consented to the location of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

3.4 Meetings by Electronic Means

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other.  A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.5 Quorum

The quorum for the transaction of business at any meeting of the board shall consist of a majority of directors.

3.6	Meeting Chair

The chairman of any meeting of the board shall be the chairman of the board or the executive chairman of the board if the chairman of the board is not present. If the chairman of the board and the executive chairman of the board are not present, the directors present shall choose one of their number to be chairman.

3.7	Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.  The powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.  Resolutions in writing may be signed in counterparts and may be executed and delivered by email or facsimile transmission. Resolutions in writing shall become effective on the date set forth therein.

3.8	Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place.  The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.9	Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving Baytex in any other capacity and receiving remuneration therefor.

3.10	Chairman and Lead Independent Director

The board from time to time may appoint a chairman of the board and/or a lead independent director from among its members.

3.11	Officers

The board from time to time may appoint one or more officers of Baytex and, without prejudice to rights under any employment contract, may remove any officer of Baytex.  The powers and duties of each officer of Baytex shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.12 Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for Baytex in or outside Canada with such powers of management or otherwise (including the power to sub- delegate) as may be thought fit.

ARTICLE 4

COMMITTEES

4.1	Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  At all meetings of committees every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.  Resolutions in writing may be signed in counterparts and may be executed and delivered by email or facsimile transmission.  Resolutions in writing shall become effective on the date set forth therein.

4.2	Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, unless the mandate of the committee otherwise provides, the board shall appoint the chairman of any committee, and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the board.  Each member of a committee shall serve during the pleasure of the board and, in any event, only so long as he or she shall be a director.  The directors may fill vacancies in a committee by appointment from among their members.  Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 5

PROTECTION OF DIRECTORS AND OFFICERS

5.1	Limitation of Liability

No director or officer for the time being of Baytex shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to Baytex through the insufficiency or deficiency of title to any property acquired by Baytex or for or on behalf of Baytex or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to Baytex shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to Baytex or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of Baytex and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2	Indemnity

Baytex hereby indemnifies, to the maximum extent permitted under the Act, each director and officer and each former director and officer, and may indemnify a person who acts or acted at Baytex's request as a director or officer of a body corporate of which Baytex is or was a shareholder or creditor, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of Baytex or such body corporate.

5.3	Insurance

Baytex may purchase and maintain insurance for the benefit of any person against any liability incurred by him or her:

(a)	in his or her capacity as a director or officer of Baytex, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of Baytex; or

(b)
in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at Baytex's request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of the body corporate.

ARTICLE 6

SHARES

6.1	Non-recognition of Trusts

Subject to the provisions of the Act, Baytex may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in Baytex's records or on the share certificate.

6.2	Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)	Baytex shall record only one address on its books for such joint holders; and

(b)	the address of such joint holders for all purposes with respect to Baytex shall be their recorded address,

 and any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

ARTICLE 7

DIVIDENDS

7.1	Dividend Cheques

A dividend payable in cash shall be paid by cheque of Baytex or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder’s recorded address, unless such holder otherwise directs and Baytex agrees to follow such direction.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct and Baytex agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which Baytex is required to and does withhold.

7.2 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, Baytex shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.3	Unclaimed Dividends

Any dividend unclaimed after the last business day prior to the third anniversary the date on which the same has been declared to be payable shall be forfeited and shall revert to Baytex and shall have been deemed to be transferred to Baytex on such date.

ARTICLE 8

MEETINGS OF SHAREHOLDERS

8.1	Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders, who need not be a shareholder of Baytex, shall be the first of the chairman of the board, any director who is present at the meeting or an officer who is present at the meeting (in order of seniority).  If no such officer is present and willing to act as chairman within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  The chairman shall conduct the proceedings at the meeting in all respects and the chairman’s decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.  The secretary of any meeting of shareholders shall be the secretary of Baytex, provided that, if Baytex does not have a secretary or if the secretary of Baytex is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chairman may appoint one or more persons to act as scrutineers at any meeting of shareholders.  Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of Baytex.

8.2	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be:

(a)	those entitled to vote at such meeting;

(b)	the directors, officers and auditors of Baytex;

(c)	others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;

(d)	legal counsel to Baytex when invited by Baytex to attend the meeting; and

(e)	any other person on the invitation of the chairman or with the consent of the meeting.

8.3	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than 25% of the outstanding shares of Baytex carrying voting rights at the meeting.

8.4 Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of Baytex shall be established by depositing with Baytex a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chairman of the meeting.

8.5	Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles or by-laws.  In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

8.6	Show of Hands

Upon a show of hands every persons who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.7	Ballots

A ballot required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which they are entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.8	Meetings by Electronic Means

With the consent of the chairman of the meeting or the consent (as evidenced by a resolution) of the persons present and entitled to vote at the meeting, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means shall be considered present at the meeting and at the place of the meeting.

ARTICLE 9

NOTICES

9.1	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.2 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to such person furnishing to Baytex the proof of authority or evidence of the shareholder’s entitlement prescribed by the Act.

ARTICLE 10

EFFECTIVE DATE AND REPEAL

10.1	Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

10.2	Repeal

All previous by-laws of Baytex are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of Baytex obtained pursuant to, any such by-law prior to its repeal.

Made by the board the 22nd day of October, 2010.

(signed) "Murray J. Desrosiers"
Secretary

Confirmed by the shareholders in accordance with the Act the 22nd day of October, 2010.

(signed) "Murray J. Desrosiers"
                                                                                                    Secretary